EXHIBIT 99.2

SERVICE 1ST BANCORP
COMPENSATION COMMITTEE CHARTER

1.     Membership. The Board of Directors of Service 1st Bancorp (the “Company”) shall appoint a Compensation Committee of at least three (3) members, consisting of a majority of independent directors, and shall designate one member as chairperson. The members of the Compensation Committee shall serve at the discretion of the Board of Directors. For purposes hereof, an “independent” director is a director who qualifies as independent under the definition of “independence” contained in applicable rules promulgated by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and the Nasdaq Listing Rules.

2.     Purposes, Duties and Responsibilities. The purpose of the Compensation Committee is to discharge the responsibilities of the Board of Directors relating to compensation of the Company’s executive officers and directors and to approve the annual report on compensation for inclusion in the Company’s proxy statement for the annual meeting of shareholders under the caption, “Compensation Committee Report.” The duties and responsibilities of the Compensation Committee are to:

A.	Oversee the Company’s overall compensation structure, policies and programs, and assess whether the Company’s compensation structure establishes appropriate incentives for management and employees.

B.	Administer and make recommendations to the Board of Directors with respect to the Company’s incentive compensation and equity-based compensation plans.

C.

Review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the Chief Executive Officer’s performance in light of those goals and objectives, and set the Chief Executive Officer’s compensation level based on this evaluation.

D.	Set the compensation of other executive officers based upon the recommendation of the Chief Executive Officer.

E.	Approve stock option and other stock incentive awards for executive officers.

F.	Review and approve the design of other benefit plans pertaining to executive officers.

G.	Review and recommend employment agreements and severance arrangements for executive officers, including change-in-control provisions, plans or agreements.

H.	Approve, amend or modify the terms of any compensation or benefit plan that does not require shareholder approval.

I.	Review the compensation of directors for service on the Board of Directors and its committees and recommend changes in compensation to the Board of Directors.

J.

Review periodically the Company succession plans relating to positions held by executive officers, and make recommendations to the Board of Directors regarding the selection of individuals to fill these positions.

K.	Annually evaluate the performance of the Compensation Committee and the adequacy of this Charter.

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L.

Prepare and submit an appropriate “Compensation Committee Report” pursuant to applicable regulations of the Securities and Exchange Commission for inclusion in the management proxy statement for each annual meeting of shareholders stating, among other matters, whether (i) the Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management, and (ii) the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in such proxy statement and the Company’s annual report on Form 10-K.

M.	Perform such other duties and responsibilities as are consistent with the purpose of the Compensation Committee and as the Board of Directors or the Compensation Committee deems appropriate.

The Compensation Committee shall have unrestricted access to Company personnel and documents and will be provided the resources necessary to operate under this Charter. The Compensation Committee shall have the power to conduct or authorize investigations into any matters within the scope of this Charter.

3.     Subcommittees. The Compensation Committee may delegate any of the foregoing duties and responsibilities to a subcommittee of the Compensation Committee consisting of not less than two (2) members of the Compensation Committee.

4.     Outside Advisors. The Compensation Committee will have the authority to retain, at the expense of the Company, such outside counsel, experts, and other advisors as it determines would be appropriate to assist the Compensation Committee in the full performance of its functions, including authority to retain and terminate any compensation consultant used to assist the Compensation Committee in the evaluation of director, Chief Executive Officer or other executive compensation, and to approve the consultant’s fees and the terms and conditions applicable to the services of the consultant.

5.     Meetings. The Compensation Committee will meet as often as may be deemed necessary or appropriate, in the judgment of its members, either in person or telephonically, and at such times and places as the Compensation Committee determines. A majority of the members of the Compensation Committee shall constitute a quorum for all purposes. The Compensation Committee may invite members of management or others to attend any meeting and provide pertinent information as necessary. The Compensation Committee will report regularly to the full Board of Directors with respect to the meetings and activities of the Compensation Committee described in this Charter.

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